Triangle Petroleum Corporation
Suite 1110, 521-3rd Avenue SW
Calgary, Alberta
Canada T2P 3T3

November 22, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Mellissa Campbell Duru, Esq.

Re:	Triangle Petroleum Corporation
Preliminary Proxy Statement on Schedule 14A
File No. 000-51321
Preliminary Proxy Statement filed October 28, 2005

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a telephone conversation with counsel to Triangle Petroleum Corporation (the “Company”) relating to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). The answers set forth herein refer to each of the Staffs' comments by number.

We are filing herewith Amendment No. 1 to the Company’s Proxy Statement.

1.	The Staff requested that we expand our disclosure to include information per Item 7 of Schedule 14A, to disclose the reason why the Company does not have a nominating committee.

Response

We have revised our disclosure to indicate that since our stock is currently quoted on the Over-the-Counter Bulletin Board, we are not required to have any standing committees. In addition, we have a limited board that allows all board members to participate in the functions ascribed to the standing committees. Our Board of Directors intend to continually evaluate the need for an Audit, Nominating or Compensation Committees.

Securities and Exchange Commission
November 22, 2005

2.
The Staff requested that we expand our disclosure to include information per Item 10 of Schedule 14A, in particular information as required by Item 10(a) and 10(c) relating to the Company’s equity compensation plan.

Response

We have revised our disclosure to discuss our stock incentive plan, including providing information on who has received options pursuant to the plan as well as information, in tabular format, that discloses the number of outstanding options, weighted average exercise price and the number of shares of common stock pursuant to the plan available for future issuance. We believe that our disclosure provides all of the information required by Item 10 of Schedule 14A.

We trust that the foregoing appropriately addresses the issues raised in your telephone conversation with our counsel. Thank you in advance for your prompt review and assistance.

Very truly yours, /s/ MARK GUSTAFSON Mark Gustafson President